Exhibit 99.3

PRESS RELEASE

For immediate release

NMG Announces Pricing of US$20 Million Public Equity Offering

BASE SHELF PROSPECTUS IS ACCESSIBLE, AND THE SHELF PROSPECTUS SUPPLEMENT
WILL BE ACCESSIBLE WITHIN TWO BUSINESS DAYS ON SEDAR+

MONTRÉAL, CANADA, December 18, 2025 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) announces the pricing of a public equity offering of 8,333,334 common shares of the Company (“Shares”) at a price of US$2.40 per Share for gross proceeds of US$20 million (the “Offering”).

Maxim Group LLC is acting as sole placement agent for the Offering.

The Company intends to use the net proceeds from the Offering for procurement of long-lead equipment, to initiate certain construction activities, and to cover detailed engineering and indirect costs for the Matawinie Mine project, to fund engineering activities to deliver an AACE class 3 estimate for the 13ktpy Bécancour Battery Material Plant project, and to fund general working capital and corporate expenditures.

The Common Shares to be offered under the Offering will be offered solely in the United States pursuant to a supplement to the Company’s registration statement on Form F-10 registering the Common Shares under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada (the “MJDS”). No Shares will be offered or sold in Canada.

In connection with the Offering, the Company has filed a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) and will file a final prospectus supplement (the “Final Prospectus Supplement”) to the Company’s existing short form base shelf prospectus dated December 5, 2025 filed in Canada (the “Base Shelf Prospectus”) and the Company’s United States registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act, pursuant to the MJDS. The Preliminary Prospectus Supplement, the Final Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important information about the Company and the Offering. Prospective investors should read the Preliminary Prospectus Supplement, the Final Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the documents incorporated by reference therein before making an investment decision. Delivery of the Preliminary Prospectus Supplement, the Final Prospectus Supplement, and any amendments to the documents will be provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, and any amendment. The Final Prospectus Supplement when filed in Canada (together with the related Base Shelf Prospectus) will be available on SEDAR+ at www.sedarplus.ca within two business days. The Final Prospectus Supplement when filed in the United States (together with the Registration Statement) will be available on the SEC’s website at www.sec.gov. Copies of the Preliminary Prospectus Supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. The Preliminary Prospectus Supplement contains important, detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplement (when filed) before making an investment decision.

The Offering is expected to close on or about December 19, 2025, subject to a number of customary closing conditions, including NMG receiving all necessary regulatory approvals and the approval of the Toronto Stock Exchange and the New York Stock Exchange. There can be no assurance as to whether the Offering will be completed.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Preliminary Prospectus Supplement, the Final Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the information concerning the Offering, including the jurisdictions in which the Shares will be offered, the anticipated offering size, the completion of the Offering on the timeline indicated, or at all; the anticipated use of the net proceeds from the Offering, the receipt of all necessary approvals, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties that may cause the actual results, level of activity, performance, or achievement of the Company to be materially different from those expressed or implied by such forward-looking statements.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability financing or financing on favorable terms for the Company, delays in finalizing the definitive agreements, delays in reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.